UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT FILED PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

MAINSTREAM ENTERTAINMENT, INC.
(Exact name of registrant as specified in its charter)

Florida	000-54602	20-3687391
State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

401 East Fourth Street Building 6
Bridgeport, PA 19405
 (Address of principal executive offices)

Registrant’s telephone number, including area code:  (610) 292-0909

Approximate Date of Mailing:  February 9, 2013

MAINSTREAM ENTERTAINMENT, INC.
401 East Fourth Street Building 6
Bridgeport, PA 19405
Phone number: (610) 292-0909

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

NOTICE OF CHANGE IN THE COMPOSITION
OF THE BOARD OF DIRECTORS

NO VOTE OR OTHER ACTION OF SECURITY HOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

This Information Statement is being mailed to holders of record of shares of the common stock, $0.001 par value per share (the “Common Stock”), of Mainstream Entertainment, Inc.  (the “Company”, ”we”, “us”, or “our”) on or about February 9, 2013, pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder.

This Information Statement relates to an anticipated change in the composition of our Board of Directors that is expected to occur in connection with the closing of a Stock Purchase Agreement dated September 20, 2012, which was subsequently modified and clarified by a First Addendum to Stock Purchase Agreement entered into on January 4, 2013 (collectively, the “Stock Purchase”), whereby the Company agreed to sell 50,000,000 shares of restricted common stock to First Power & Light, LLC, a Delaware Limited Liability Company (“First Power”) at $0.01 per share, for the aggregate sum of $50,000.  A total of $37,522 was received prior to September 30, 2012 with the remaining $12,478 received subsequent to September 30, 2012.  The shares were physically issued by the Company on October 26, 2012; however, certain closing conditions were required to occur prior to the closing of the Stock Purchase and as such, the shares were held in escrow pending the closing.

Effective January 25, 2013, the parties entered into a Closing Confirmation agreement, pursuant to which the parties agreed to waive any closing conditions of the Stock Purchase (and associated with a prior Letter of Intent entered into between the parties in July 2012), which had not occurred as of that date and to close the transactions contemplated by the Stock Purchase. As such, effective January 25, 2013, the Stock Purchase closed and the shares were released from escrow (pending the requirement that the members of First Power execute confirmation letters and certify certain representations to enable the Company to claim an exemption from registration provided by Rule 506 of the Securities Act of 1933, as amended for the issuance of the shares).

Immediately upon the closing of the Stock Purchase (the “Closing”), Malcolm Adler was elected as the President and Chief Executive Officer of the Company and Thomas Moore was elected as the Secretary and Treasurer of the Company, filling the vacancies created on the same day by the resignations of Charles Camorata as Chief Executive Officer and President, Justin Martin as Vice-President, and Karen Aalders as Chief Financial Officer, Secretary and Treasurer.   The Company’s Directors: Charles Camorata, Justin Martin and Karen Aalders have agreed to appoint Malcolm Adler and Thomas Moore as Directors of the Company and then promptly resign as Directors of the Company (the “Change in Directors”).  A change in control of the Company is deemed to have occurred in connection with closing of the Stock Purchase and the change in officers and Directors of the Company as described above.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our stockholders of record of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our Directors occurs otherwise than at a meeting of our stockholders. Accordingly, the anticipated change in a majority of our Directors as described above will not occur until at least ten (10) days following the mailing of this Information Statement. This Information Statement is being mailed on or about February 9, 2013 to all holders of record on January 30, 2013.

Please read this Information Statement carefully. It describes the terms of the Stock Purchase Agreement and the planned Change in Directors, and contains biographical and other information concerning our executive officers and Directors after the Closing.

The description of the Stock Purchase Agreement described above is qualified in all respects by the actual terms and conditions of the Stock Purchase Agreement as filed as an Exhibit to the Company’s Current Report on Form 8-K, filed with the Commission on February 7, 2013 and incorporated herein by reference.

Voting Securities

There are currently issued and outstanding 53,291,870 shares of our Common Stock held by approximately forty-one shareholders of record.  Each common shareholder is entitled to one vote per share of Common Stock held on all matters to be voted on.

The intended change of Directors in connection with the closing of the Stock Purchase Agreement is not subject to a stockholder vote.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our Common Stock as of January 30, 2013 by (i) each person who owns beneficially more than five percent (5%) of the outstanding shares of Common Stock based on 53,291,870 shares of Common Stock issued and outstanding as of January 30, 2013, (ii) each of our Directors, (iii) each named executive officer and (iv) all Directors and officers as a group. Except as otherwise indicated, all shares are owned directly.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and/or investing power with respect to securities. These rules generally provide that shares of common stock subject to options, warrants or other convertible securities that are currently exercisable or convertible, or exercisable or convertible within 60 days of January 30, 2013, are deemed to be outstanding and to be beneficially owned by the person or group holding such options, warrants or other convertible securities for the purpose of computing the percentage ownership of such person or group, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group.

We believe that, except as otherwise noted and subject to applicable community property laws, each person named in the following table has sole investment and voting power with respect to the shares of common stock shown as beneficially owned by such person. Unless otherwise indicated, the address for each of the officers or Directors listed in the table below is 401 East Fourth Street Building 6, Bridgeport, PA 19405.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percent of Common Stock Outstanding

Malcolm N. Adler	2,000,000	3.8%
Thomas Moore	100,000	* %
Charles Camorata	20,000	* %
Karen Aalders	183,000	* %
Justin Martin	-	* %
All Executive Officers And Directors As A Group (5 Persons)	2,303,000	4.3%

5% SHAREHOLDERS
Sharon Altman 318 Baligomingo Rd. Conshohoken, PA 19428	35,000,000	65.7%

* Indicates beneficial ownership of less than 1% of the total outstanding common stock.

CHANGE OF CONTROL

Other than as described in this Information Statement, management of the Company is not aware of any arrangements which may result in a change in control of the Company other than those transactions previously consummated by the Stock Purchase Agreement.

Pursuant to the Stock Purchase, we issued 50,000,000 shares of our Common Stock to eleven members and assigns of First Power.  Such issuances resulted in a change of majority ownership of the Company.  Sharon Altman was issued 35,000,000 shares in connection with the Stock Purchase, owns 65.7% of our Common Stock and is our largest stockholder.

As described above, pursuant to the Stock Purchase Agreement and after providing at least ten (10) days’ notice, Charles Camorata, Justin Martin and Karen Aalders as our Directors will appoint Malcolm Adler and Thomas Moore as Directors of the Company and then promptly resign as Directors of the Company.  Consequently, we anticipate Mr. Adler and Mr. Moore being our only Directors following the consummation of the transactions described above. Because of the change in composition of our Board of Directors after providing at least ten (10) days’ notice, there will be a change of control of the Company.

DIRECTORS AND EXECUTIVE OFFICERS

The following discussion sets forth information regarding our current executive officers and Directors and our proposed Directors after completing the transactions described above.

Current Executive Officers and Directors

The following table sets forth certain information regarding our current Officers and Directors:

Name	Age	Position	Date of Appointment
Malcolm Adler	66	Chief Executive Officer and President*	January 25, 2013
Thomas Moore	51	Secretary and Treasurer*	January 25, 2013
Charles Camorata	56	Director(1)	June 24, 2008
Justin Martin	27	Director(1)	June 24, 2008
Karen Aalders	59	Director(1)	June 24, 2008

* These individuals will also serve as our Directors following the consummation of the transactions described herein.

(1) Will resign in connection with the Change in Directors.

The term of office of our Directors expires at the Company's annual meeting of stockholders or when their successors are duly elected and qualified. Directors are not compensated for serving as such. Officers serve at the discretion of the Board of Directors.

Chief Executive Officer and President
Malcolm N. Adler

Malcolm N. Adler was appointed as the Chief Executive Officer and President of the Company on January 25, 2013.  Mr. Adler graduated from Athens University, Athens, Alabama with a Bachelor Degree in Psychology/Education and holds a Master’s Degree in School Administration from Rider University in Lawrenceville, New Jersey. He has also completed additional studies at Harvard University, Cambridge, Massachusetts, Yale University, New Haven, Connecticut and Princeton University, Princeton, New Jersey.  Since April 2012, Mr. Adler has served as the President of First Power and Light.  From August 1996 to December 2008, Mr. Adler served as an elementary school Principal at the George Washington School in the Camden, New Jersey School District.  From September 1987 to July 1996, Mr. Adler served as an elementary school Principal at the John G. Whittier School in the Camden, New Jersey School District.  From September 1981 to June 1984, Mr. Adler served as the Acting Principal at various elementary schools in the Camden, New Jersey School District.

As a school administrator, Mr. Adler’s school was selected as a Governors School of Excellence, one of only 25 schools throughout New Jersey. Three continuous years, the children received high level of student achievement according to state department of education benchmarks.  During his tenure as school administrator, Mr. Adler managed multiyear budgets for many millions of dollars. Mr. Adler has served as the managing partner of Eileen Property Management, LLC, which purchases refurbishes, rents and sells real estate, since February 2005.

In spring 2002, Mr. Adler was selected as the recipient of the Patrick Francis Daly Award for Excellence in Educational Leadership (National award through the School Development Program at Yale University).  In April 1996, Mr. Adler was selected as a Dodge Fellow for the Principals’ Center at Harvard Graduate School of Education “National Institute for Urban Leaders”. In November 1998, Mr. Adler served on the Board of Trustees and as a Founding Member for the Cramer Hill Community/Development Corporation (community based non-profit).

Mr. Adler will be appointed as a Director of the Company in connection with the Change of Directors approximately 10 days after the date this Information Statement is first mailed to shareholders. The Company believes that Mr. Adler’s experience in management, including serving as a Principal of various elementary schools, as well as the money management skills he obtained in such occupations, qualifies him to serve as a Director of the Company.

Secretary and Treasurer
Thomas Moore

Mr. Moore was appointed as Secretary and Treasurer of the Company on January 25, 2013.  Mr. Moore has served as the Vice President of Construction of First Power and Light located in Bridgeport, Pennsylvania from May 2012 to present.  First Power and Light is a solar EPC company, specializing in solar implementation, site auditing, procurement, engineering, design, installation, finance and system monitoring.  From October 2009 to April 2012, Mr. Moore served as a site auditor and in field operations for Aztec Solar Power, LLC, in Wayne, Pennsylvania, a solar EPC company.  While at Aztec, Thomas was responsible for site auditing, system installation, monitoring and warranty management.  From September 2007 to January 2009, Thomas served as a Senior Systems Engineer at Symantec Corporation in Conshohocken, Pennsylvania, a software security company, where he was responsible for technical liaison support and management of multi-million dollar accounts.  From April 1998 to September 2007, Mr. Moore served as an Area IT Manager for Comcast Cable Incorporated in Philadelphia, Pennsylvania.  Mr. Moore has an Associate’s Degree in Computer Programming from the Community College of Philadelphia, obtained his Institute of Sustainable Power and Quality (ISPQ) Accreditation in PV installation and design from the State University of New York (SUNY) Delhi, in Delhi, New York and received further education in PV installation, design, sale and estimates from Maxwell Education Group, a Solar Training School, located in Philadelphia, Pennsylvania.

Mr. Moore will be appointed as a Director of the Company in connection with the Change of Directors approximately 10 days after the date this Information Statement is first mailed to shareholders. The Company believes that Mr. Moore’s significant experience in the solar industry qualifies him to serve as a Director of the Company.

Director
Charles Camorata

Charles Camorata, 57. Mr. Camorata was elected as President and director of Mainstream Entertainment in 2008 and resigned as Chief Executive Officer and President on January 25, 2013. His duties included: running all operations needed to produce, record, and release music as well as set up the studio operations. He also had oversight of the filing of all publishing of songs in our catalog. Prior to his appointment he was the Vice President/Producer for Skreem Entertainment Corporation (a company affiliated with the Company) from 2000-2007 where he developed new groups and prepared them for recording careers by providing vocal and dance training, as well as produce their first commercially released record.

Prior to joining the Company, from 1993-1999 Mr. Camorata was self-employed as a music, sound, and design consultant and project manager with projects including: Theme Parks and Recording Studios including Walt Disney World, Universal Studios and MGM Studios Sound designer/design supervisor, MIDI systems programmer, and music editor/mixer for “Porta Europa” – an MCA/Universal theme park in Wakayama, Japan. He was the sound designer/design supervisor, MIDI systems programmer, and music editor/mixer for the “Water World Stunt Show” in Universal Studios Hollywood (Won IAAPA award for “Best Mixed Stunt Show Worldwide” 1995). He was the sound designer/design supervisor for Fox Television’s fall 1994 series “Fortune Hunter”. He was the sound designer/design supervisor for independent film “Shakti” released in Puerto Rico. He was the project manager and design consultant for Sound Deluxe Inc. Projects managed and designed include The Nascar Café Chain, Caroline’s Comedy Nation in Manhattan, All-star Cafes, Seuss Landing at Universal Studios Florida.

Mr. Camorata will resign as a Director of the Company in connection with the Change of Directors approximately 10 days after the date this Information Statement is first mailed to shareholders.

Director
Justin Martin

Justin Martin, 28. Mr. Martin joined Mainstream Entertainment in April 2007 and has served as Vice President and Director.  Mr. Martin recently resigned as Vice President on January 25, 2013. Mr. Martin got his start with music group called “3rd Wish”, on or about January 6, 2001. The group for the most part made a name for themselves in the European market. He has extensive music training since the age of 16.  Mr. Martin has no experience operating a public company. He continues to be a member of “3rd Wish.”

Mr. Martin will resign as a Director of the Company in connection with the Change of Directors approximately 10 days after the date this Information Statement is first mailed to shareholders.

Director
Karen Aalders

Karen Aalders, 60, joined Mainstream in 2006 and has over fifteen years of financial reporting experience with private and publicly listed companies.  Her responsibilities serving as both Secretary/Treasurer and Board Member have included all financial aspects of the companies and daily activities, communicating with accountants and auditors to make sure that all filings and regulations were complied with, and preparing financial presentations for investment banking groups.  Ms. Aalders resigned as Chief Financial Officer, Secretary and Treasurer on January 25, 2013.

Ms. Aalders has served in a financial control position for start-up firms, taking them through the formation stage, pre and post funding, public offering, filing, listing and trading.  She has handled the financial analysis of, and reporting on, merger and acquisitions from initial interest through successful conclusion. These companies have included those in the fields of media, gaming, manufacturing and retail, located in the United States, Hong Kong, Korea, China and Europe.

From 1970 through 1994, Ms. Aalders' private industry experience included Purchasing Oversight at Sorex Medical, Inc., International Purchasing Supply Liason for Sciex, Inc., a security products manufacturing firm, and Department Administrator for five years for Ampex Corporation.

Ms. Aalders will resign as a Director of the Company in connection with the Change of Directors approximately 10 days after the date this Information Statement is first mailed to shareholders.

Executive Officers and Directors Following the Notice Provided by this Information Statement

Upon providing the required ten (10) days notice regarding a change in the Board of Directors, Mr. Adler, our current Chief Executive Officer and President and Mr. Moore, our current Secretary and Treasurer will be appointed as members of our Board of Directors (the “Nominee Directors”) and our current Directors Mr. Camorata, Mr. Martin and Ms. Aalders will resign as Directors.

Certain Relationships and Related Transactions

Pursuant to the Stock Purchase (described above), the Company sold and First Power, on behalf of its members and assigns, purchased 50 million shares of our restricted common stock (representing 94.2% of our outstanding common stock) for an aggregate of $50,000 or $0.001 per share.  The Stock Purchase closed on January 25, 2013, and the 50 million shares purchased by the Purchaser were subsequently released to eleven parties, which included Mr. Adler, who received 2,000,000 shares and Mr. Moore, who received 100,000 shares in connection with the Stock Purchase.

Review, Approval and Ratification of Related Party Transactions

Given our small size and limited financial resources, we have not adopted formal policies and procedures for the review, approval or ratification of transactions, such as those described above, with our executive officer(s), Directors and significant stockholders.  We intend to establish formal policies and procedures in the future, once we have sufficient resources and have appointed additional Directors, so that such transactions will be subject to the review, approval or ratification of our Board of Directors, or an appropriate committee thereof.   On a moving forward basis, our Directors will continue to approve any related party transaction.

Corporate Governance

The Company promotes accountability for adherence to honest and ethical conduct; endeavors to provide full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with the Securities and Exchange Commission (the “SEC”) and in other public communications made by the Company; and strives to be compliant with applicable governmental laws, rules and regulations. The Company has not formally adopted a written code of business conduct and ethics that governs the Company’s employees, officers and Directors as the Company is not required to do so.

In lieu of an Audit Committee, the Company’s Board of Directors is responsible for reviewing and making recommendations concerning the selection of outside auditors, reviewing the scope, results and effectiveness of the annual audit of the Company's financial statements and other services provided by the Company’s independent public accountants. The Board of Directors reviews the Company's internal accounting controls, practices and policies.

Committees of the Board

Our Company currently does not have nominating, compensation, or audit committees or committees performing similar functions nor does our Company have a written nominating, compensation or audit committee charter. Our Directors believe that it is not necessary to have such committees, at this time, because the functions of such committees can be adequately performed by the Directors.

Audit Committee Financial Expert

Our board of Directors has determined that we do not have a board member that qualifies as an "audit committee financial expert" as defined in Item 407(D)(5) of Regulation S-K, nor do we have a Board member that qualifies as "independent" as the term is used in Item 7(d)(3)(iv)(B) of Schedule 14A under the Securities Exchange Act of 1934, as amended, and as defined by Rule 4200(a)(14) of the FINRA Rules.

We believe that our Directors are capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. The Directors of our Company do not believe that it is necessary to have an audit committee because management believes that the functions of an audit committee can be adequately performed by the Board of Directors. In addition, we believe that retaining an independent Director who would qualify as an "audit committee financial expert" would be overly costly and burdensome and is not warranted in our circumstances given the stage of our development and the fact that we have not generated any positive cash flows from operations to date.

Involvement in Certain Legal Proceedings

Our Directors, the Nominee Directors and our executive officers have not been involved in any of the following events during the past ten years:

1.	any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.
being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

4.
being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Independence of Directors

We are not required to have independent members of our Board of Directors, and do not anticipate having independent Directors until such time as we are required to do so.

Board Meetings and Annual Meeting

During the fiscal year ended September 30, 2012, our Board of Directors did not meet or hold any formal meetings.  We did not hold an annual meeting in 2012.  In the absence of formal board meetings, the Board conducted all of its business and approved all corporate actions during the fiscal year ended September 30, 2012 by the unanimous written consent of its Board of Directors.

Code of Ethics

We have not adopted a formal Code of Ethics. The Board of Directors evaluated the business of the Company and the number of employees and determined that since the business is operated by a small number of persons, general rules of fiduciary duty and federal and state criminal, business conduct and securities laws are adequate ethical guidelines.   In the event our operations, employees and/or Directors expand in the future, we may take actions to adopt a formal Code of Ethics.

Shareholder Proposals

Our Company does not have any defined policy or procedural requirements for shareholders to submit recommendations or nominations for Directors. The Board of Directors believes that, given the stage of our development, a specific nominating policy would be premature and of little assistance until our business operations develop to a more advanced level. Our Company does not currently have any specific or minimum criteria for the election of nominees to the Board of Directors and we do not have any specific process or procedure for evaluating such nominees. The Board of Directors will assess all candidates, whether submitted by management or shareholders, and make recommendations for election or appointment.

A shareholder who wishes to communicate with our Board of Directors may do so by directing a written request addressed to our Chief Executive Officer, at the address appearing on the first page of this Information Statement.

Section 16 (a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our Directors, executive officers and persons who own more than 10% of a class of our equity securities which are registered under the Exchange Act, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes of ownership of such registered securities. Such executive officers, Directors and greater than 10% beneficial owners are required by Commission regulation to furnish us with copies of all Section 16(a) forms filed by such reporting persons.

To our knowledge, based solely on a review of the copies of such reports furnished to us, as of the filing of this Information Statement Malcolm Adler, Thomas Moore, Charles Camorata, Justin Martin, Karen Aalders and Sharon Altman are the sole individuals or entities currently subject to Section 16(a) filing requirements.

Based solely on the reports received by us and on the representations of the reporting persons, we believe that all required Directors, officers and greater than ten percent shareholders complied with applicable filing requirements during the fiscal year ended September 30, 2012, except that Charles Camorata, Karen Aalders, Justin Martin and Jeffrey Martin inadvertently failed to timely file Form 3 initial ownership reports, which were due with the Commission on February 16, 2012, but which reports were not filed until February 23, 2012.

EXECUTIVE COMPENSATION

The Company has not paid any cash compensation to any person since inception.  Future compensation, if any, shall be in the discretion of the then current management. The Company has not adopted any retirement, pension, profit sharing, stock option or insurance programs or other similar programs for the benefit of its employees.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC. These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws. You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

MAINSTREAM ENTERTAINMENT, INC.

Dated: February 7, 2013

	By:	/s/ Malcolm Adler
Malcolm Adler Chief Executive Officer